November 2, 2018

William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario M4V 1K9
Canada

       Re: Kingsway Financial Services Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-15204

Dear Mr. Hickey:

       We have reviewed your November 1, 2018 response to our comment letter and have the following comment.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to the comment in our October 26, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Consolidated Financial Statements (Unaudited)
Note 12: Revenue from Contracts with Customers, page 21

1. We acknowledge your response to the last bullet of our prior comment. Please represent to us that you will include the following in your disclosure addressing
Item 308(c) of
      Regulation S-K regarding changes in internal control over financial reporting (ICFR)
      within Item 4 Controls and Procedures of Part I of your upcoming Form 10-Q for the quarterly period ended September 30, 2018:
        That your revenue recognition error caused you to reevaluate your disclosure controls
 William A. Hickey, Jr.
Kingsway Financial Services Inc.
November 2, 2018
Page 2
             and procedures (DCP) at March 31, 2018 and June 30, 2018 and that you concluded that DCP was ineffective at those dates because of a material weakness in ICFR.
             The nature of the material weakness in ICFR consistent with that provided in your response.
             The changes you made in ICFR during the third quarter of 2018 to remediate the material weakness consistent with that provided in your response in order to conclude that DCP was effective at September 30, 2018.
      You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-
3679 with any questions.



FirstName LastNameWilliam A. Hickey, Jr.                      Sincerely,
Comapany NameKingsway Financial Services Inc.
                                                              Division of
Corporation Finance
November 2, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName